

Mail Stop 4628

August 24, 2017

Ann G. Fox
President and Chief Executive Officer
Nine Energy Service, Inc.
16945 Northchase Drive, Suite 1600
Houston, TX 77060

> **Re:** **Nine Energy Service, Inc.**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed August 14, 2017**
> **File No. 333-217601**

Dear Ms. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments – July 2017 Subscription Offer, page 10

1.   We note the new discussion relating to your offer of up to $20,000,000 of your common stock to "certain eligible holders" of your common stock. Please describe the "certain eligible holders" and explain how you solicited and negotiated the private offering concurrent with this registered offering.   In that regard, at pages 37 and 108 you replaced two references to "this Information Memorandum" with "this prospectus." For guidance, please refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations and S.E.C. Release No. 33-8828.

Our New Credit Facility, page 77

2.   Please disclose the applicable financial covenants for your new credit facility in greater detail, as you have done for the "existing" facilities.

Closing Comments

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Sarah Morgan
        Vinson & Elkins LLP